Exhibit 99.2

UNITED STATES DISTRICT COURT
DISTRICT OF SOUTH CAROLINA
GREENVILLE DIVISION
Mark P. Sennott, et al.,
Plaintiff,
v.	No. 6:13-cv-02813-BHH

Edward S. Adams, et al.,
Defendants,
and
Apollo Diamond, Inc.,
Nominal Defendant.
NOTICE OF PENDENCY OF PROPOSED DISMISSAL OF DERIVATIVE ACTIONS, SETTLEMENT HEARING, RIGHT TO OBJECT, AND RIGHT TO APPEAR
TO:	SHAREHOLDERS OF APOLLO DIAMOND, INC. OR SCIO DIAMOND TECHNOLOGY CORPORATION WHO HELD COMMON STOCK AS OF DECEMBER 4, 2014 (EACH A “CURRENT STOCKHOLDER”):
THIS NOTICE IS GIVEN pursuant to an Order of the United States District Court for the District of South Carolina, Greenville Division (the “Court”) dated December 4, 2014.
On October 15, 2013, a plaintiff filed a derivative lawsuit, Sennott v. Adams, No. 6:13-cv-02813, which was deemed related by the Court to a prior lawsuit, McPheely v. Adams, No. 6:13-cv-02660 (“McPheely”) (collectively, the “Actions”).  The Actions are being settled and the parties have entered into a Stipulation of Dismissal of the Derivative Actions with Prejudice (the “Stipulation”). Plaintiffs brought claims in the Actions concerning certain transactions of Nominal Defendants Scio Diamond Technology Corporation (“Scio”) and Apollo Diamond, Inc. (“Apollo”) (collectively, the “Nominal Defendants”), including their efforts to raise capital from 2002 to the present, a transaction in 2011 involving the transfer of rights and assets from Apollo to Scio, and alleged conflicts of interest with respect to those corporate events.
If you are a Current Stockholder, your rights may be affected by proceedings in these litigations.  A more detailed description of the Stipulation was published as a Company Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) by Scio on June 22, 2014, which can be viewed at the SEC’s website at www.sec.gov/edgar.shtml.
Because these Actions are shareholders’ derivative actions brought for the benefit of the Nominal Defendants, no individual Current Stockholder has the right to receive any individual compensation as a result of the settlement of the Action.  However, the Nominal Defendants will adopt, to the extent it has not already adopted, remedial measures and corporate governance reforms designed to improve the Nominal Defendants’ corporate governance and internal controls.
On February 12, 2015 at 2:00 p.m., a hearing (the “Settlement Hearing”) will be held before the Honorable Judge Bruce H. Hendricks in Courtroom One of the U.S. District Courthouse for the District of South Carolina, Greenville Division, Clement F. Haynsworth Federal Building and U.S. Courthouse, 300 East Washington Street, Greenville, South Carolina 29601, to determine the fairness, reasonableness, and adequacy of the terms and conditions of the Stipulation and whether the Court should finally approve the Stipulation and enter a final judgment and order of dismissal thereon.  If approved by the Court, the Stipulation will result in the final dismissal with prejudice of the Actions.  This means that no Current Stockholder of Nominal Defendants will be able to bring a lawsuit based on the allegations in the Actions in the future.
Any Current Stockholder that objects to the settlement of the Action has the right, but is not required, to appear and be heard at the Settlement Hearing.  Any Current Stockholder may enter an appearance through counsel of such stockholder’s own choosing and at such stockholder’s own expense or may appear on their own and present evidence or argument that may be proper and relevant.  However, no such evidence or argument shall be considered at the Settlement Hearing unless, no later than January 14, 2015, such stockholder has filed with the Court (1) a written notice of objection with the stockholder’s name, address and telephone number, along with a representation as to whether the stockholder intends to appear at the Settlement Hearing; (2) competent evidence that the stockholder held shares of either Nominal Defendant’s common stock as of December 4, 2014, and that the stockholder continues to hold shares of either Nominal Defendant’s common stock as of the date of the Settlement Hearing; (3) a statement of the stockholder’s objections to any matters before the Court, the grounds therefore or the reasons the stockholder desires to appear and be heard, as well as any documents or writings the stockholder desires the Court to consider; and (4) the identities of any witnesses the stockholder plans on calling at the Settlement Hearing, along with a summary description of their likely testimony.
In addition, on or before the date of such filing, an objecting stockholder must also serve the same documents via first class mail or overnight delivery upon the following counsel:
Mason A. Goldsmith ELMORE GOLDSMITH, PA P.O. Box 1887 Greenville, South Carolina 29602	Douglas M. Muller MOORE & VAN ALLEN PLLC 78 Wentworth Street Charleston, South Carolina 29401
An objecting stockholder must also contemporaneously deliver a copy of all documents described above to the Clerk of the Court, at Courtroom One of the U.S. District Courthouse for the District of South Carolina, Greenville Division, Clement F. Haynsworth Federal Building and U.S. Courthouse, 300 East Washington Street, Greenville, South Carolina 29601; and even if the objecting stockholder does not appear in person at the Settlement Hearing, the Court will consider the stockholder’s written submission.

Unless the Court otherwise directs, you shall not be entitled to object to the approval of the Settlement, to any Order and Final Judgment entered thereon, or to otherwise be heard, except by serving and filing a written objection and supporting papers and documents as prescribed above.  If you fail to object in the manner and within the time prescribed above you shall be deemed to have waived your right to object (including the right to appeal) and shall forever be barred, in these proceedings or in any other proceeding, from raising such objection(s).
If you have any questions, please direct your inquiries to counsel listed above.
Please do not call or direct any inquiries to the Court.
DATED: December 4, 2014	By Order of the United States District Court for the District of South Carolina, Greenville Division

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